                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               AMENDMENT NO. 4 ON
                               SCHEDULE 13E-4/A-4

                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)

                         Comprehensive Care Corporation
                                (Name of Issuer)

                         Comprehensive Care Corporation
                      (Name of Person(s) Filing Statement)

          7 1/2% Convertible Subordinated Debentures due April 15, 2010
                         (Title of Class of Securities)

                                    204620AA6
                      (CUSIP Number of Class of Securities)

    Chriss W. Street, 1111 Bayside Drive, Suite 100, Corona del Mar, CA 92625
                                 (714) 222-2273
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 Not Applicable
                (Date Tender Offer First Published, Sent or Given
                              to Security Holders)

                            Calculation of Filing Fee

Transaction
valuation*                                               Amount of Filing Fee
$3,179,333                                               $635.87

* Estimated solely for the purpose of calculating the filing fee, pursuant to Rule 0-11(a)(4) and 0-11(b)(2), paid on September 14, 1995 upon originally filing this Schedule 13E-4 (as hereafter from time to time may be amended herein called the "Schedule") which was equal to one-fiftieth (1/50th) of one percent of an amount equal to one-third of the value, determined as described below, of the maximum amount of Debentures to be received by the Issuer (the "Transaction Value"). The Issuer has an accumulated capital deficit, thereby qualifying to base the Transaction Value on one-third of the $9,538,000 outstanding principal amount pursuant to Rule 0-11(a)(4).

/X/Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing

Amount Previously Paid:                     $635.87
Form or Registration Number:                SC 13E-4 (Schedule 13E-4); File No. 005-19482
Filing Party:                               Comprehensive Care Corporation
Date Filed:                                 September 14, 1995

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ITEM 1. SECURITY AND ISSUER

         (a) Comprehensive Care Corporation (the "Issuer") has its principal executive office at 1111 Bayside Drive, Suite 100, Corona del Mar, California 92625.


         (b) For each $1,000 outstanding principal amount (the "face amount") of the Issuer's 7 1/2% Convertible Subordinated Debentures due April 15, 2010 ("Debentures") and a waiver of approximately $208.98 of interest accrued and unpaid as of November 15, 1996, and all other rights thereunder, the Issuer proposes to exchange (the "Exchange Offer")consideration comprised of the following: a payment of principal of $500 in cash plus sixteen (16) shares of the Issuer's authorized and previously unissued Common Stock, par value $.01 per share ("Common Stock") and an interest payment of $80 in cash plus eight (8) additional shares of Common Stock. The combined aggregate of the Issuer's cash and Common Stock exchangeable per $1,000 face amount of Debentures is called the "Exchange Consideration." The shares of Common Stock included in the Exchange Consideration are herein sometimes called the "Common Shares." Debentures that are tendered (and not withdrawn) at the date the Exchange Offer terminates (the "Expiration Date"), will be accepted for payment (the "Exchange"). The Expiration Date will be at least five (5) business days after the Exchange Offer is or becomes substantially funded. The Expiration Date, in turn, must occur at least five business days prior to the record date for the payment of overdue installments of interest. The Debentures were issued pursuant to an Indenture dated April 25, 1985 (the "Indenture") between the Issuer and Bank of America National Trust and Savings Association, as Trustee (including any successors, herein called the "Trustee").



                  The Issuer is seeking to Exchange an aggregate of $5,532,000 in cash and 228,912 Common Shares for up to all of the Debentures, if tendered and accepted in the Exchange. The aggregate principal amount of outstanding Debentures is $9,538,000 as of October 1, 1996.


         (c) The Debentures are traded over-the-counter, although trading in these securities is limited and sporadic. The sections headed "Price of Securities Prior to Announcement" on page 11 of the Offering Circular, "Price Range of Debentures" on page 11 thereof and "Other Factors to Consider - Price Range of the Common Shares" on page 25 thereof are incorporated herein by this reference.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


         (a) The section in the Offering Circular entitled "Exchange Offer Funding Requirements and Sources" is incorporated herein by this reference. Exhibit 99.25 is incorporated herein by this reference.



ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR

AFFILIATE


         The Debentures are currently due and payable pursuant to an acceleration thereof that occurred when Debentureholders who purportedly owned of record an aggregate of at least 25% of the outstanding principal amount gave notice of acceleration on or about February 10, 1995. The rescission of the acceleration will be solicited by the Issuer. Exhibit 99.14, the Issuer's Debenture Consent Solicitation Statement, is incorporated herein by this reference.

         The purpose of the tender offer is to rescind the Debenture acceleration by offering the Exchange Consideration, as defined in Item 1(b), in exchange for each $1,000, or integral multiple thereof, in principal amount of up to 100% of the outstanding Debentures, provided that each Debenture accepted in the Exchange be accompanied by the Consent being solicited from Debentureholders. The information in the Offering Circular under the heading, "The Debenture Acceleration," is incorporated herein by this reference.

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         The Issuer is a party to a letter agreement dated March 3, 1995 (the
         "Letter Agreement") with Mr. Jay H. Lustig, an individual who was representing certain holders of outstanding Debentures (therein represented to the Issuer as holding at least 26% of the principal amount and called the "Participating Securityholders"). The Letter Agreement is filed as Exhibit 99.20 hereto and is incorporated herein by this reference. The Letter Agreement provides for the Issuer offering an exchange for all of the Debentures that were outstanding and properly tendered by the Debentureholders in the Issuer's second quarter of fiscal 1996, but such proposed exchange offer was not effected. Although the Issuer has increased the Exchange consideration to compensate for delays, the Issuer believes that the provision in the Letter Agreement requiring the Issuer to complete the exchange in the second quarter of fiscal year 1996 is not binding upon the Issuer because of the failure on the part of Participating Securityholders, believed to represent a 25% portion of the outstanding principal, to use best efforts, as necessary, to perform their obligations to provide effective notices of rescission of acceleration, signed by holders of a majority of the outstanding principal amount of Debentures. The Exchange Offer is being made by the Issuer as a means to obtain consent of Debentureholders to rescission of acceleration and includes certain of the concepts of the Letter Agreement as a framework for the proposed Exchange. Mr. Jay H. Lustig delivered, and the Issuer received, a letter dated March 21, 1996 concerning the Letter Agreement. Mr. Lustig indicated in such letter his opinion in support of the Exchange Consideration's increase, per $1,000 in principal amount of Debentures, by $55 in cash or 7 1/3 shares for delays from September 3, 1995 to May 1, 1996. See Exhibit 99.21, "Letter dated March 21, 1996 from Jay H. Lustig," incorporated herein by this reference.

         The Issuer conditions its obligation to accept the tendered Debentures in the Exchange upon conditions including rescission of the Debenture acceleration, which requires action by the holders of at least a majority in principal amount of Debentures outstanding, and which also requires that the Issuer have paid the interest due on non-tendered Debentures in order to cure the Events of Default respecting the aggregate principal amount of Debentures that are not exchanged. The Issuer estimates that, as of November 15, 1996, approximately $3.1 million in cash would be necessary to make full payment of Exchange Consideration for a maximum of approximately 30% of the outstanding Debentures, or any lesser amount that are exchanged, plus interest and default interest due on the unexchanged 70% of Debentures. Payment of the Exchange Consideration plus interest in that event would require approximately $3.1 million in cash. The Issuer intends to pay any and all costs and expenses incurred to consummate the Exchange from additional funds from one of the sources referred to above or general corporate funds.

         The tender of Debentures inherently includes the waiver of a portion of the face value and the accrued interest respecting the tendered Debentures. The Exchange Consideration is the only portion of the principal or interest the Debentureholder does not waive in the Exchange. For an Exchange of $1,000 of principal amount of Debentures, the Debentureholder would receive $500 in cash and sixteen (16) Common Shares. To the extent that the $1,000 face value differs from the $500 in cash and 16 shares of Common Stock designated as principal, the tender of Debentures is a waiver of principal. It is estimated that the interest (and default interest thereon) accrued through November 15, 1996 would be approximately $209 per $1,000 of principal amount of Debentures. To the extent this accrual exceeds or differs from the $80 in cash plus the eight (8) shares of Common Stock

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
         designated as interest, the tender of Debentures is a waiver of interest accrued and unpaid or accruing to the date of the Exchange.


         The Debentures received by the Exchange Agent from the tendering Debentureholders will be acquired by the Issuer upon consummation of the Exchange, and once so acquired may neither be voted by the Issuer nor counted in calculating the amount of consents required. Debentures which are exchanged for Exchange Consideration will thereafter be delivered on behalf of the Issuer to the Debenture Registrar for cancellation as soon as practicable after the completion of the Exchange. It is planned that the Trustee shall also act as the Exchange Agent and the paying agent for the interest payable respecting non-tendered Debentures, in addition to its acting in the capacity of Registrar.

         In connection with the proposed Exchange, the Issuer has not taken any action with the purpose of deregistering Debentures in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"); provided, that, prior to the Exchange Offer the Debentures have been held by fewer than 300 record holders. At any given time one or more record holders may request certificates to be issued in the names of one or more successor record holders. As of May 9, 1996 there were approximately 42 record holders and the Issuer has no reason to believe that Debentures were held of record in one "street" name by more than one beneficial holder in order to avoid the provisions of the Exchange Act by making the Debentures deregistrable. Record holders, including clearing agencies and brokers, hold Debentures for one or more beneficial holders in the ordinary course of their business. Based on the Issuer's written communication to brokers believed to hold Debentures for beneficial holders, brokers hold Debentures for an aggregate of 170 beneficial holders. Therefore, the maximum total number of potential record holders at this time is approximately 230. The Debentures continue to have been deregistrable, effective ninety
         (90) days after filing with the Commission a certification on Form 15 that there are fewer than 300 record holders. The Issuer may consider deregistration of Debentures at some future time if circumstances continue to exist under which the Debentures will be deregistrable after the Exchange Offer. After the prescribed 90-day time period, deregistration will affect to some extent the applicability of certain federal securities laws to the Debentures.


         The Issuer has no present intention to retire any Debentures prior to their original maturity date except pursuant to the Exchange Offer. In approximately the past five years, the Issuer has not purchased or otherwise acquired any Debentures. In accordance with Rules and Regulations promulgated under the Exchange Act, the Issuer cannot acquire Debentures otherwise than pursuant to the Exchange Offer before or during the period the Exchange Offer is open and until at least ten business days after the termination of the Exchange Offer, provided that the Company complies with Rule 13e-4(f)(6). Thereafter, the Issuer may, from time to time, make purchases of Debentures in the open market or in privately negotiated transactions, either at or with reference to market prices, or at negotiated prices; in the event that these purchases take place, either without all of the protections of Section 13(e) of the Exchange Act after an Exchange Act deregistration of Debentures, or if Rule 13(e) promulgated under the Exchange Act is otherwise inapplicable pursuant to its existing or future exemptions and exceptions. The Indenture provides for the Issuer's Board of Directors to be able either to temporarily reduce the Debenture conversion price (in order to provide a financial incentive for Debentureholders to convert Debentures into Common Stock), or to redeem Debentures for cash equal to their face amount.

         The Issuer has elected to subtract from its sinking fund obligations the approximately $36.5 million principal amount of Debentures converted by

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         Debentureholders in March 1991 and previously cancelled, effectively removing the sinking fund redemption obligation. The information under the heading "The Proposals - Proposal No. 4" is incorporated herein by this reference.

         The information in the Offering Circular under the headings "Purpose of the Exchange Offer," "Exchange Offer Funding Requirements and Sources," "Use of Proceeds," "Dividend Policy," "Pro Forma Consolidated Balance Sheets and Statements of Operations," and "Changes in Accountants" is incorporated herein by this reference.


         Except to the extent indicated in the preceding paragraphs, the Issuer has no plans or proposals of the type enumerated in Item 3 of Schedule 13E-4.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER


         To the best knowledge of the Issuer, there have been no transactions in the Debentures by the Issuer or any of its executive officers, directors, affiliates, or any associate or subsidiary thereof, during the forty (40) business days of the Issuer immediately preceding the filing hereof.


         For this purpose, "affiliate" or "associate" is assumed to include subsidiaries and other entities that are controlled, directly or indirectly, by the Issuer and the executive officers and directors of each thereof.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.




         The third full paragraph of Item 3 is incorporated herein by this reference.

         The Company has received a firm commitment, expiring in August 1997, from Lindner Funds to purchase at least $5,000,000 of face amount of 15% fully secured promissory notes that will not be due or callable for at least 15 months from the date of issue, as set forth in Exhibit 99.25, which is incorporated herein by this reference.


         Item 6 of this Schedule 13E-4 is incorporated herein by this reference.


         The information presented in the Offering Circular on the "Offering Circular Cover Page," and under the headings "The Debenture Acceleration," "Risk Factors," including "Risk Factors-Ability of Company to Continue as a Going Concern; Explanatory Paragraph in Auditors' Report,""Other Factors to Consider," "The Exchange Offer," including "The Exchange Offer - Terms of the Exchange Offer," "The Company," "Interests of Certain Persons," "Principal Stockholders," "Use of Proceeds," "Dividend Policy," "Pro Forma Balance Sheets and Statements of Operations Information," "Changes in Accountants," "Description of Debentures," "Description of Capital Stock," "Exchange Offer Funding Requirements and Sources," "Purpose of the Exchange Offer," and "Conditions of the Exchange Offer," is incorporated herein by this reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         The Exchange Offer is being made by the Issuer in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 3(a)(9) thereof. The Issuer, therefore, will not pay any commission or other remuneration to any broker, dealer, salesman, or other person for soliciting tenders of the Debentures in the Exchange Offer. Regular employees, officers and directors of the Issuer and its subsidiaries, who will not receive additional compensation therefor, may solicit Exchanges from holders of the Debentures.

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         The Trustee, which has been appointed as Exchange Agent for the
         Exchange Offer (the "Exchange Agent") and which also serves as the Debenture Registrar, and Continental Stock Transfer & Trust Company, serving as the Common Stock Registrar and Transfer Agent, are engaged to perform administrative services. The Issuer will provide, or will cause to be provided, copies of the Schedule 13E-4, the Offering Circular and other documents upon request. The Trustee is available for appropriate written requests addressed to the Trustee as indicated in the Offering Circular.


ITEM 7. FINANCIAL INFORMATION



         "Selected Financial Data," "Management's Discussion and Analysis," the Consolidated Financial Statements, and the notes thereto, and the auditors' reports thereon, included in the Issuer's Form 10-K for the fiscal year ended May 31, 1996, as filed on August 29, 1996 with the Securities and Exchange Commission (the "Commission"), found on pages 16 through 64 thereof, are incorporated herein by this reference.



         The information in the section of the Offering Circular entitled "Ratio of Earnings to Fixed Charges," which is located at page 10 thereof, is incorporated herein by this reference.



         The information in the section of the Offering Circular entitled "Pro Forma Consolidated Balance Sheets and Statements of Operations," which is located at pages 50 through 54 thereof, is incorporated herein by this reference.


ITEM 8. ADDITIONAL INFORMATION


         The seventh and eighth paragraphs of Item 5 are incorporated herein by this reference.

         The information in the Offering Circular in the seventh, eighth and tenth paragraphs under "The Exchange Offer" below the heading "Terms of the Exchange Offer" is incorporated herein by this reference.

         The information in the Offering Circular included in the following "Risk Factors" is incorporated herein by this reference: "Continued Listing on NYSE," and "Uncertainty of Future Funding."

         The Company's Debentures are convertible at a conversion price of approximately $250 per share of Common Stock. On October 1, 1996, the Common Stock closing price of $12 7/8 was equal to only 5.15% of the conversion price.

         The Company believes that the Exchange Offer for Debentures, which involves the Company's acquisition of a technically convertible security (Debentures) and issuance of shares, is not the kind of transaction that would constitute a manipulative or deceptive device or contrivance comprehended within the purpose of Rule 10b-6 under the 1934 Act.





         The information presented in the Offering Circular under the headings "Description of Debentures," "Risk Factors," and "The Exchange Offer -- Conditions of the Exchange Offer," "Purpose of the Exchange Offer," and "Exchange Offer Funding Requirements and Sources," is hereby incorporated herein by this reference.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

         The Exhibit Index attached to this Schedule is incorporated herein by this reference.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


                         COMPREHENSIVE CARE CORPORATION

                         /S/ KERRI RUPPERT
                         ------------------------------------------
                         Kerri Ruppert
                         Senior Vice President,
                         Secretary/Treasurer and Chief
                         Financial Officer

Date: October 4, 1996



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                                  EXHIBIT INDEX

Exhibit No.

23.3               Consent of Ernst & Young LLP
23.4               Consent of Arthur Andersen LLP
99.8   (a)(i)      Offering Circular and Cover Letter*
99.9      (ii)     Letter of Transmittal*
99.10     (iii)    Guidelines for Certification of Taxpayer Identification
                   Number on Form W-9*
99.11     (iv)     First, Second, Third, Fourth and Fifth Notices of Default
                   from Trustee to Debentureholders (incorporated by reference to the Consent Solicitation Statement)*
99.12     (v)      Form of Notice to Debentureholders of Interest Payment Date
                   (incorporated by reference to the Consent Solicitation
                   Statement)
99.13     (vi)     Cover Letter for Debenture Consent Solicitation Statement
                   (incorporated by reference to the Consent Solicitation
                   Statement)*
99.14     (vii)    Consent Solicitation Statement on Schedule 14A (the "Consent
                   Solicitation Statement"), for solicitation of
                   Debentureholders, as filed by the Issuer with the Commission on September 15, 1995, and as amended through Amendment No.
                   4 thereof filed with the Commission on or about October 4,
                   1996, pursuant to the Exchange Act (incorporated herein by reference)*
99.15     (viii)   Script for use by persons answering questions  (incorporated by reference to the Consent Solicitation Statement)
99.16     (ix)     Letter to Brokers*
99.17     (x)      Letter to Clients of Brokers and Others*
99.18     (xi)     Notice of Conversion Price Adjustment  (incorporated by
                   reference to the Consent Solicitation Statement)*
99.19  (c)(i)      Indenture dated April 25, 1985 between the Issuer and Bank of America National Trust and Savings Association, is
                   incorporated by reference to Exhibit 4 to the Issuer's Form
                   S-3 Registration No. 2-97160 filed April 25, 1985 regarding an aggregate $46,000,000 original principal amount of the
                   Debentures (incorporated herein by reference)
99.20     (ii)     Letter Agreement dated March 3, 1995 between the Issuer and
                   Mr. Jay H. Lustig, as a representative of certain holders of
                   Debentures (incorporated by reference to the Consent
                   Solicitation Statement)*
99.21    (iii)     Letter dated March 21, 1996 from Mr. Jay H. Lustig to the
                   Issuer concerning the present terms of the Exchange
                   (incorporated by reference to the Consent Solicitation
                   Statement)*
99.22    (iv)      Letter dated March 1, 1996 from the Trustee to the Issuer
                   concerning sinking fund provisions of the Indenture
                   (incorporated by reference to the Consent Solicitation
                   Statement)*
99.23    (v)       Letters dated March 27, 1996 from the Issuer to the Trustee concerning the Trustee's letter dated March 1, 1996
                   (incorporated by reference to the Consent Solicitation
                   Statement)*
99.24    (vi)      No-Action Letters regarding the Section 3(a)(9) exemption
                   under the Securities Act of 1933 for an exchange of
                   securities (incorporated by reference to the Consent
                   Solicitation Statement)
99.25    (vii)     Mutual Fund's Firm Commitment dated August 8, 1996.
                   (incorporated by reference to the Consent Solicitation
                   Statement)

-------------
* To be distributed to Debentureholders along with this Schedule 13E-4.


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